Exhibit 99.1

Gaotu Techedu Provides Business Updates

BEIJING, Feb. 16, 2022 /PRNewswire/ -- Gaotu Techedu Inc. ("Gaotu" or the "Company") (NYSE: GOTU), a technology-driven education company and online large-class tutoring service provider in China, today provided business updates following Beijing local government's updated regulatory requirements (the "New Regulation") that after-school tutoring services for senior high school students need to strictly follow the "Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education" published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council of the PRC.

In compliance with the New Regulation, the Company will cease offering tutoring services related to academic subjects to students in senior high schools before the end of February 2022 (the "Cessation"). The Company expects that the Cessation will have a substantial adverse impact on the Company's revenues for 2022 and subsequent periods.

The Company will leverage the resources and knowhow accumulated through its past K-12 academic subject tutoring services, and turn its focus on its professional education service, vocational education service and digital products. The Company has seen a promising start to its non-K12 business, and it is confident that it will see profitability and positive operating cash flow in as early as the fourth quarter of 2021.

The Company is committed to complying with all applicable PRC laws and regulations, including the New Regulation. To this end, the Company will continue to seek guidance from and cooperate with all relevant government authorities in China in connection with its efforts to comply with the policy directives of the New Regulation. The Company will further adjust its business operations as required and provide updates as appropriate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gaotu undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers vocational, professional education and digital products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce, high-quality teaching resources to aspiring students in China. The Company leverages big data analytics and the latest technologies in multiple aspects of its business to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.
Investor Relations
E-mail: ir@gaotu.cn

Christensen

In China
Ms. Vivian Wang
Phone: +852 2232 3978
Email: gotu@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

SOURCE Gaotu Techedu Inc.